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[VIVENDI LOGO]

                                                                    Exhibit 99.1

                  VIVENDI UNIVERSAL PLACES SALE OF SEAGRAM ART
                    COLLECTION WITH CHRISTIE'S AND PHILLIPS

PARIS, FEBRUARY 10, 2003 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] has decided to sell its art collection known as "the Seagram Collection." Vivendi Universal became the owner when Vivendi merged with Seagram and Canal+.

The collection includes paintings by internationally renowned modern artists, including one painting by Mark Rothko and several by Larry Rivers, numerous drawings, especially from the minimalists, a few sculptures (some by Rodin), a Picasso stage curtain, a set of tapestries based on Miro designs, as well as collector's items in glass and photographs of city life (Walker Evans, Berenice Abbott, O. Winston Link and others).

Vivendi Universal carried out a selection process to guarantee the success of the sale, and has chosen Christie's, except for the photo collection, which will be placed in the hands of Phillips, de Pury & Luxembourg. The sales are scheduled to take place in the first half of 2003.

MEDIA
PARIS

Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086


NEW YORK

Anita Larsen

 +(1) 212.572.1118